

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02030641

NO ACT
P.E 12-4-2001
1-00035

March 11, 2002

Richard A. Kurek
1226 Springwell Place
Newport News, VA 23608

Re: General Electric Company
Incoming letter dated December 4, 2001

Dear Mr. Kurek:

This is in response to your letter dated January 7, 2002 concerning a shareholder proposal submitted to GE. On January 10, 2002, we issued our response expressing our informal view that the proposal could be excluded from GE's proxy materials under rule 14a-8(i)(7).

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

January 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Attention: Staff of the Division of Corporation Finance

Subject: **Omission of General Electric Company Shareowner Proposal by Richard Kurek**

Reference(s):

(a) General Electric Company letter to the SEC dated December 4, 2001; Omission of Share Owner Proposal by Richard Kurek
(b) Release No. 34-40018, IC-23200, File No. (Final Rule) S7-25-97 (www.sec.gov/rules/final/34-40018.htm); Amendments to Rules on Shareholder Proposals

Enclosure(s):

(1) 2002 General Electric Shareowner Proposal by Richard Kurek

The purpose of this letter is to request that the Staff of the Division of Corporation Finance withhold concurrence, as requested in reference (a), for GE to omit from their 2002 proxy statement the shareowner proposal by Richard Kurek. Reference (b) suggests my proposal should not be excluded from the 2002 GE proxy statement. In addition, GE, in reference (a), uses misleading statements and incorrect comparisons when providing several precedents for exclusion of my proposal.

Final Rule S7-25-97

Section III of reference (b) pertains to the interpretation of the "ordinary business" exclusion and supports my contention that my proposal should not be excluded.

"Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues."

Exceptions to the "ordinary business" exclusion are allowed for certain proposals that raise significant social policy issues.

"From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, the manufacture of tobacco products, executive compensation, and golden parachutes."

The Division has precedents of reversing its position on a number of social policy related shareowner proposals. My proposal regarding fair and balanced reporting addresses a social issue at least as important as those above. Executive compensation and golden parachutes have outraged the public in the past just as the biased media is doing today. The precedent for denying exclusion of my proposal lies in the reversal of the Division's position on the excludability of the manufacture of tobacco products. There is no difference between proposals regarding tobacco products for a tobacco company and proposals regarding fair and balanced reporting for a broadcasting company. The share owner proposal in GE's 2001 proxy statement suggesting the company exit the nuclear power business is another precedent for denying exclusion of my proposal. There is no difference between proposals regarding nuclear power for a power company and proposals regarding fair and balanced news reporting for a broadcasting company.

"We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed, is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate."

Just as employment matters were a consistent topic of widespread public debate in 1992, biased news reporting is currently a topic of widespread public debate. The fact that the public is more and more demanding fair and balanced news (that lets them decide for themselves) can be seen in the tremendous increase in the ratings on the Fox News Channel.

"Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

My proposal is acceptable according to the general underlying policy of the "ordinary business" exclusion described above because it requires that the GE board solve the problem, not the stockholders at the annual meeting. My proposal, if passed would only send the message to management that the stockholders believe there is a problem that requires their attention, not solve it. Alcoholics must first admit they have a drinking problem before they can be cured. Likewise, GE management must recognize there is a problem that the stockholders believe requires their attention.

"The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

"The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. "

My proposal is not subject to the "ordinary business" exclusion because it satisfies both central considerations above. The subject matter in my proposal does not pertain to tasks fundamental to management's ability to run a company on a day-to-day basis. In addition, my proposal relates to a significant social policy issue, which "generally would not be considered excludable… and raise policy issues so significant that it would be appropriate for a shareholder vote." The second consideration is also satisfied by my proposal since it clearly does not attempt micro-management of the company by the shareholders.

GE Notification Letter

In reference (a), GE compares my proposal to several other proposals that were excluded utilizing the "ordinary business" exclusion. My counterpoint to each follows.

The 1992 "Mattan" Proposal

My counterpoint to this comparison has two parts. Reference (b) was released subsequent to the exclusion of the "Mattan" proposal therefore the precedent could no longer be valid. This is true because it appears that use of the exclusion by GE is not consistent with reference (b). Also, if the "Mattan" proposal met all the other requirements identified in reference (b), it could be a candidate for a reversal similar to the reversal of the 1992 Cracker Barrel ruling. This is especially true since the "Mattan" proposal addresses social policy.

Secondly, the "Mattan" proposal may have included specific requirements for GE in order to eliminate the liberal bias at NBC, which would support its exclusion in accordance with reference (b). Using the "Mattan" proposal as a precedent for my proposal would require it's complete review because it could contain language that would allow its exclusion in accordance with reference (b). My proposal contains no such language.

The Jan. 27, 2000 "Family-friendly" Proposal

It is incorrect to compare my proposal to the "family-friendly" proposal because it pertained to programming content whereas my proposal does not. In my proposal, I make no specific requirements of the programming content. My proposal, if passed, would require a corporate policy change, not a programming change.

The Feb. 1, 1999 Biblical Programming Proposal

Again, it is not accurate to compare my proposal to a proposal that would restrict the types of programming, as this proposal does, because my proposal contains no such restrictions.

The 1997 Gannett Co. Proposal

Here again GE compares my proposal to a proposal that, unlike mine, was directed at specific content (by prohibiting anti-Catholic and anti-Semitic material).

The Capital Cities/ABC, Inc. and CBS, Inc. Proposals

These proposals are unlike mine in that they proposed measures be adopted to increase the public confidence in the accuracy of the company's news programs, which is clearly aimed at the content of the television news programming.

GE Notification Letter Summary

All comparisons other than the "Mattan" comparison are incorrect because each clearly violates the guidelines of reference (b). Each of these proposals encourages micro-management of the company by the stockholders, whereas my proposal does not. These proposals are listed under sections A and B in reference (a) and pertain to the content of news programming and the editorial process. My proposal would not require NBC to change their news content or their editorial process. Only the board could do this if they thought it was necessary to implement a process to deliver fair and balanced news reporting.

The "Mattan" proposal could be a precedent to disallow my proposal, but it should be noted that it could violate reference (b) and should be reviewed in its entirety. The fact that it predates reference (b), which more clearly defines the intention of the ordinary business exclusion, and since there has been a precedent of reversing previous rulings (Cracker Barrel, etc.) due to social policy, the use of the "Mattan" proposal as a precedent should be scrutinized.

<u>Other Considerations</u>

I believe that companies should not be able to omit stockholder proposals that attempt to correct a problem that is impacting company revenues in a negative way, whether it is related to their ordinary business or not. If GE has a policy that is effecting its revenues in a negative way, which I believe they do, the owners of the company should be able to send management a message that this is not acceptable. The proposal wouldn't attempt to correct the problem but rather require the company to correct it. A problem must be identified before it can be corrected. If you interpret ordinary business the way GE has, there is very little that they couldn't find some way to relate to ordinary business operations. Thus virtually all proposals could be excluded from the proxy statement. I believe the Staff should consider amending the rule to allow an exception (from the "ordinary business" exclusion) for revenue related proposals similar to the exception for social policy issues.

Conclusion

In summary I respectfully request that the Staff withhold concurrence with the GE request to omit my proposal from their 2002 proxy statement because:

- My proposal does not pertain to "ordinary business" as described in reference (b) and discussed above
- Any other interpretation of "ordinary business" would allow corporations to exclude virtually every proposal because they most likely could be related to some aspect of the company's "ordinary business."
- My proposal addresses a growing social policy concern of the public. Just as employment matters were a consistent topic of widespread public debate in 1992, biased news reporting is currently a topic of widespread public debate. The public is more and more demanding fair and balanced news that lets them decide for themselves.
- The Division has the ability to provide exceptions for proposals that raise significant social policy issues
- The precedents set by the Division in reversing its position on the excludability of proposals relating to tobacco products, executive compensation and golden parachutes. There is no difference between proposals regarding tobacco products for a tobacco company and proposals regarding fair and balanced reporting for a broadcasting company.
- The allowance of a proposal regarding exiting the nuclear power business in GE's 2001 proxy statement. There is no difference between proposals regarding nuclear power for a power company and proposals regarding fair and balanced news reporting for a broadcasting company.
- Proposals that pertain to company policies that negatively impact revenues should be voted upon regardless if they are "ordinary business" or not.
- GE, in reference (a), uses false and misleading precedents as argument to omit my proposal from their 2002 proxy statement.

Sincerely,



Richard A. Kurek

"Resolved: The shareholders of General Electric Company urge the board of directors to develop, implement then audit a process by which all news programs broadcasted by the company will be fair and balanced to both conservatives and liberals. The process, once implemented, will be forwarded to the stockholders for information in a manner suitable to the board."

SUPPORTING STATEMENT

As shareholders, we must insist on fair and balanced reporting by our company because biased news reporting is bad for business. Ratings, which determine advertising rates and revenue, have been dropping for CBS, ABC and CNN (networks accused of biased news reporting) and skyrocketing for the Fox News Channel. Although shows such as "Hannity & Colmes" and "The O'Reilly Factor" on the Fox News Channel have been receiving high marks for being unbiased, fair and balanced can be used to describe their entire news lineup.

As responsible citizens, we must insist on fair and balanced reporting by our company because of the power held by the media to influence public opinion. Influencing pubic opinion should not be the goal of our networks; it should be their goal to present <u>all</u> the facts then let people decide for themselves. For example:

1. When tax cuts are being criticized by liberals, news reporters can continue to express concern about the impact to deficit reduction, but they should also discuss the positive aspects of tax cuts such as personal debt reduction and economic stimulus (with potential for increased future revenues). Present both sides then let people decide for themselves.
2. When democrats are being blamed for not increasing energy producing capacity in California, news reporters should remind the public that a republican ex-governor is equally at fault.
3. When senate majority leader Daschle is given air time accusing republicans of dipping into the social security trust fund, the news reporters should remind the public that this was done for the last 8 years during the Clinton administration and is nothing new.

While I do not think Tom Brokaw is as blatantly biased as anchors at ABC, CBS and CNN, his and Katie Couric's conduct during the last presidential election was disappointing at best. It was clear to me who their candidate was. Their salary, position and power (to influence) demand that they report news in a professional and unbiased manner. Unprofessional behavior at their level should be met with severe punishment and dismissal if necessary. This type of conduct causes ratings and subsequently advertising revenues to drop.

I urge those not convinced to watch one episode of Hannity (the conservative) & Colmes (the liberal) before voting.

Because biased reporting is bad for business and the country, I urge you to vote <u>for</u> this proposal.